FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

MIGENIX Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1

Press Release dated March 10, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: March 10, 2005

MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Third Quarter Fiscal Year 2005 Results

Vancouver, BC, CANADA & San Diego, CA, USA - March 10, 2005- MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, provides results for the three and nine month periods ended January 31, 2005 and an update on certain programs:

UPDATE ON CLINICAL PROGRAMS AND ACTIVITIES

MX-3253 (Hepatitis C): Enrollment in a Phase II monotherapy study has reached approximately 40 patients and preparations for a Phase II combination therapy study are advancing with an expected start around mid-year calendar 2005. The monotherapy study is evaluating different dosing regimens of MX-3253 for safety, tolerability, and an early indication of viral load activity over a 12-week treatment course. The combination study will explore the efficacy of MX-3253 when used with the current "gold standard" treatment (a combination of pegylated interferon and ribavirin). Results from the monotherapy study (initiated in October 2004) are expected in the third quarter calendar 2005. In the combination study, interim efficacy data (12 weeks treatment) is expected around the end of this calendar year with completed efficacy data (24 weeks treatment) expected around mid-year calendar 2006.

MX-226 (catheter-related infections): Our partner Cadence Pharmaceuticals, Inc. ("Cadence") has submitted its request for a Special Protocol Assessment to the U.S. FDA and plans to initiate a confirmatory pivotal Phase III trial in mid-year calendar 2005.

MX-4509 (Alzheimer's & neurodegenerative diseases): A Phase I/II study of MX-4509 as a neurodegenerative agent is planned to start in mid-2005. The study will evaluate various biomarkers as an indication of activity in Alzheimer's patients, with results expected in the fourth quarter of calendar 2005.

MX-594AN (acne): Discussions and due diligence activities with potential partners are continuing.

FINANCIAL RESULTS

The loss for the three months ended January 31, 2005 ("Q3/05") was $3.2 million ($0.05 per common share) compared with a loss of $1.7 million ($0.04 per common share) for the same period last year ("Q3/04") and a loss of $1.0 million ($0.02 per common share) for the three months ended October 31, 2004 ("Q2/05").  The increase in the Q3/05 loss compared to Q3/04 and Q2/05 is principally attributable to MX-226 licensing revenues in Q3/04 and Q2/05 (see "Revenues" below) and increased research and development activity in Q3/05 (see "Research and Development Expenses" below).

The loss for the nine months ended January 31, 2005 ("YTD Fiscal 2005") is $7.3 million ($0.13 per common share) as compared to $8.4 million ($0.18 per common share) for the same period last year ("YTD Fiscal 2004"). The decrease in the YTD Fiscal 2005 loss compared to the YTD Fiscal 2004 loss is principally attributable to MX-226 licensing revenue (see "Revenues" below).

Revenues

Licensing revenues for Q3/05 were $nil ($0.9 million for Q3/04; $2.1 million for Q2/05) and were $2.1 million for YTD Fiscal 2005 ($1.2 million for YTD Fiscal 2004). The Q2/05 and YTD Fiscal 2005 licensing revenues are pursuant to the August 2004 collaboration and license agreement with Cadence.

Research and development collaboration revenues for Q3/05 were $0.2 million ($nil for Q3/04; $0.1 million for Q2/05) and were $0.2 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).  Research and development collaboration revenues for YTD Fiscal 2004 were principally pursuant to the MX-226 license agreement with Fujisawa Healthcare which ended in January 2004.

MIGENIX Inc. - NEWS RELEASE - March 10, 2005                                                             Page 2 of 5

Research and Development Expenses

Research and development expenses were $2.2 million in Q3/05 ($1.7 million in Q3/04; $1.7 million in Q2/05) and were $6.1 million for YTD Fiscal 2005 ($8.3 million for YTD Fiscal 2004).

Clinical development program costs were $0.8 million of research and development expenses in Q3/05 ($0.4 million in Q3/04; $0.4 million in Q2/05) and were $1.3 million for YTD Fiscal 2005 ($3.8 million for YTD Fiscal 2004).  The decrease in clinical program development costs for YTD Fiscal 2005 compared with YTD Fiscal 2004 is due to a decrease in clinical program development costs in the MX-226 program (Phase III trial completed in Q1/04 and Cadence is now responsible for the development of MX-226 in North America and Europe) and in the MX-594AN program (Phase IIb trial completed in Q2/04).  Total clinical development costs for MX-226 were $nil for YTD Fiscal 2005 compared with $1.6 million for YTD Fiscal 2004.  Total clinical development costs for MBI-594AN were $0.1 million for YTD Fiscal 2005 compared with $1.9 million for YTD Fiscal 2004.  The YTD Fiscal 2005 decrease was partially offset by $0.5 million of costs in the MX-3253 program (Phase II monotherapy trial started in Q2/05) and $0.5 million of costs in the MX-4509 program (preparations for the Phase I/II trial).

Personnel costs were $0.9 million in Q3/05 ($1.0 million in Q3/04; $0.9 million in Q2/05) and were $2.5 million for YTD Fiscal 2005 ($2.8 million for YTD Fiscal 2004).

Other research and development expenses including non-clinical programs were $0.5 million in Q3/05 ($0.3 million in Q3/04; $0.4 million in Q2/05) and were $2.3 million for YTD Fiscal 2005 ($1.7 million for YTD Fiscal 2004). The increase for YTD Fiscal 2005 as compared to YTD Fiscal 2004 is principally due to manufacturing process development activities in the MX-2401 program during Fiscal 2005.

General and Corporate Expenses

General and corporate expenses for Q3/05 were $0.9 million ($0.9 million in Q3/04; $1.1 million in Q2/05) and were $2.9 million for YTD Fiscal 2005 ($2.7 million for YTD Fiscal 2004).  Personnel costs were $0.5 million in Q3/05 ($0.6 million in Q3/04; $0.6 million in Q2/05) and were $1.7 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2005, MIGENIX had cash, cash equivalents and short-term investments of $15.5 million (October 31, 2004: $19.2 million; April 30/04: $21.7 million) and net working capital of $13.8 million (October 31, 2004: $16.5 million; April 30, 2004: $19.1 million).  The decrease in net working capital from April 30, 2004 is primarily attributable to the YTD Fiscal 2005 loss of $6.2 million (excluding non-cash amortization and stock-based compensation) which was partially offset by the Cadence equity investment ($0.5 million) and the net cash acquired on acquisition of MitoKor ($0.6 million). Our anticipated annual burn rate is in the $13 million to $15 million range. MIGENIX reviews its funding options on a regular basis and intends to seek additional equity and non-equity funding as required to support its operations.

OUTSTANDING SHARES

There are currently 60,988,428 (January 31, 2005: 60,980,928; April 30, 2004: 54,820,901) common shares outstanding and 14,600,000 (January 31, 2005: 14,600,000; April 30, 2004: 10,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (March 10, 2005) at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-814-4859 (U.S. and Canada) or 416-640-4127 (Toronto area callers).  A replay of this call will be available from March 10, 2005 at 1:00 p.m. ET through March 21, 2005. The playback number is: 1-877-289-8525 or 416-640-1917, reservation number 21115451.The call will also be web cast at www.migenix.com.

MIGENIX Inc. - NEWS RELEASE - March 10, 2005                                                             Page 3 of 5

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	January 31, 2005	April 30, 2004
Assets
Cash and cash equivalents	$ 3,809	$ 4,382
Short-term investments	11,643	17,336
Other current assets	1,408	342
Total current assets	$16,860	$22,060
Long-term investments	1	1
Other assets	-	463
Capital assets	1,228	1,358
Intangible assets	7,718	2,178
Total assets	$25,807	$26,060

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	$2,975	$2,944
Current portion of capital lease obligation	62	58
Total current liabilities	$ 3,037	$ 3,002

Capital lease obligation	22	68
	$ 3,059	$ 3,070

Shareholders' equity	22,748	22,990
Total liabilities and shareholders' equity	$25,807	$26,060

MIGENIX Inc. - NEWS RELEASE - March 10, 2005                                                             Page 4 of 5

STATEMENTS OF LOSS AND DEFICIT Unaudited - In Thousands of Canadian dollars (except per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2005	(restated) 2004(1)	2005	(restated) 2004(1)

Revenue
Licensing	$ -	$ 926	$ 2,089	$ 1,154
Research and development collaboration	181	-	244	1,818
	$ 181	$ 926	$ 2,333	$ 2,972
Expenses
Research and development	2,214	1,729	6,147	8,260
General and corporate	913	892	2,887	2,665
Amortization	308	176	728	529
Write-down of intangible assets	16	-	16	164
	$ 3,451	$ 2,797	$9,778	$ 11,618

Operating loss	$ (3,270)	$ (1,871)	$ (7,445)	$ (8,646)
Interest income	98	132	311	477
Foreign exchange gain (loss)	10	2	(130)	(234)
Loss for the period	$ (3,162)	$ (1,737)	$ (7,264)	$ (8,403)

Deficit, beginning of period	(89,891)	(80,236)	(85,789)	(73,570)
Deficit, end of period	$(93,053)	$(81,973)	$(93,053)	$(81,973)

Basic and diluted loss per common share	$(0.05)	$(0.04)	$(0.13)	$(0.18)

Weighted avg. number of common shares outstanding (000's)	59,794	46,691	57,690	46,649

(1)

The comparative figures for the three and nine months ended January 31, 2004 have been adjusted to reflect the Company's adoption in April 2004 (effective May 1, 2003) of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments

STATEMENTS OF CASH FLOWS Unaudited - In Thousands of Canadian dollars

Loss for the period	$ (3,162)	$ (1,737)	$ (7,264)	$ (8,403)
Loss not affecting cash:
Amortization	308	176	728	529
Stock-based compensation	73	24	324	210
Loss on disposal/write-down of assets	16	-	13	163
Changes in non-cash working capital items relating to operating activities	(907)	1,319	(100)	1,586
Deferred revenue	-	(925)	-	(1,153)
Cash used in operating activities	$ (3,672)	$ (1,143)	$ (6,299)	$ (7,068)

Cash (used in) provided by financing activities	$ (15)	(14)	$ 501	41

Funds from short-term investments	241	1,802	5,582	3,914
Other asset expenditures	-	-	(491)	-
Purchases of capital assets	(2)	(8)	(172)	(135)
Intangible asset expenditures	(65)	(86)	(351)	(473)
Acquisition of a business, net of cash acquired	-	-	635	-
Proceeds on disposal of capital assets	-	-	22	1
Cash provided by investing activities	$ 174	$ 1,708	$ 5,225	$ 3,307

(Decrease) increase in cash and cash equivalents	$ (3,513)	$ 551	$ (573)	$ (3,720)
Cash and cash equivalents, beginning of period	7,322	1,901	4,382	6,172
Cash and cash equivalents, end of period	$ 3,809	$ 2,452	$ 3,809	$ 2,452

MIGENIX Inc. - NEWS RELEASE - March 10, 2005                                                             Page 5 of 5

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic Hepatitis C infections, the prevention of catheter-related infections, the treatment of Alzheimer's disease and the treatment of acne. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

"Jim DeMesa"

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: having results from the current Phase II MX-3253 monotherapy study in the third quarter calendar 2005; starting the MX-3253 Phase II combination therapy study around mid-year calendar 2005 and having interim efficacy data (12 weeks treatment) around the end of calendar 2005 with completed efficacy data (24 weeks treatment) around mid-year calendar 2006; Cadence initiating a MX-226 confirmatory pivotal Phase III trial mid-year calendar 2005; starting a Phase I/II study of MX-4509 in mid-2005 in Alzheimer's patients, with results expected in the fourth quarter calendar 2005; and the Company's anticipated annual burn rate being in the $13 million to $15 million range. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; future capital needs; uncertainty of future funding; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.